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                                                                     EXHIBIT 20


HCA
                                                                           NEWS
-------------------------------------------------------------------------------
                                                     FOR IMMEDIATE RELEASE


INVESTOR CONTACT                                  MEDIA CONTACT
Mark Kimbrough:   615-344-2688                    Jeff Prescott:   615-344-5708


                        HCA REPORTS SECOND QUARTER 2001
             EPS INCREASES 25% TO $0.50 VS. $0.40 IN THE PRIOR YEAR
 EXCLUDING GAINS AND RESTRUCTURING, INVESTIGATION AND SETTLEMENT RELATED COSTS


NASHVILLE, TENN., JULY 23, 2001 - HCA (NYSE: HCA) today announced operating results for the second quarter and six months ended June 30, 2001. "Strong patient volume and revenue growth contributed to another extremely successful quarter," stated Jack O. Bovender, Jr., CEO and President of HCA. "The strong demographics in our markets continue to provide the Company with significant opportunities to invest in new services and capacity to meet the needs of our local communities."

         For the second quarter of 2001, revenues rose 8.3 percent to $4.5 billion, compared to $4.1 billion in the second quarter of 2000. Net income, excluding gains on sales of facilities and restructuring of operations and investigation and settlement related costs, totaled $271 million or $0.50 per diluted share for the second quarter of 2001, compared to $223 million or $0.40 per diluted share in the second quarter of 2000. The net income and earnings per share increases were 21 percent and 25 percent, respectively.

         Considering all gains and investigation and settlement related costs, the Company reported net income in the second quarter of $263 million or $0.48 per diluted share, compared to a net loss of $272 million or a loss of $0.49 per diluted share in the second quarter of 2000. During the second quarter of 2000, the Company recorded an after-tax charge of $498 million, or $0.90 per diluted share, in connection with its civil settlement of certain issues with the Department of Justice.


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


         For the quarter ended June 30, 2001, same facility revenues increased
10.6 percent compared to the prior year's quarter. Same facility admissions for the Company's hospitals increased by 4.2 percent during the quarter. Same facility revenue per inpatient admission increased 10.9 percent for the quarter and same facility revenue per equivalent admission increased 6.9 percent.

         Last year's second quarter results reflect certain insurance subsidiary funds which were reallocated among investment managers, resulting in the recognition of previously unrealized gains that decreased other operating expenses and increased pretax income by $27 million, or $0.03 per share.

         Excluding the amortization of goodwill, net income (excluding gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation and settlement related costs) was $289 million or $0.54 per diluted share in the second quarter of 2001 compared to $244 million or $0.44 per diluted share for the second quarter of 2000.

         Revenues for the six months ended June 30, 2001, rose 6.8 percent to $9.0 billion, compared to $8.4 billion in the first six months of 2000. Net income, excluding gains on sales of facilities and restructuring and investigation and settlement related costs, totaled $602 million or $1.09 per diluted share in the first half of 2001, compared to $529 million or $0.93 per diluted share for the six months ended June 30, 2000. Including all such gains, impairments and charges for both periods, the Company reported net income of $589 million or $1.07 per diluted share in 2001, versus net income of $24 million or $0.04 per diluted share in 2000.

         For the six months ended June 30, 2001, same facility revenues increased 8.6 percent and same facility admissions increased 3.2 percent. Same facility revenue per inpatient admission increased 8.9 percent and same facility revenue per equivalent admission increased 5.9 percent.

         As of June 30, 2001, the Company operated 194 hospitals and 78 ambulatory surgery centers (including 9 hospitals and 3 ASCs owned through joint ventures accounted for using the equity method), compared to 204 hospitals and 83 ambulatory surgery centers (including 9 hospitals and 3 ASCs owned through joint ventures accounted for using the equity method) at June 30, 2000.


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


     At June 30, 2001, the Company's balance sheet reflected total debt of $7.1 billion, common, temporary and minority equity of $5.8 billion and total assets of $17.9 billion. Capital expenditures for the quarter totaled $318 million. The Company's total debt-to-capital ratio was 55 percent at June 30, 2001, compared to 53 percent at June 30, 2000.

     "While I am very pleased with the operating and financial results that we are reporting today, I take even greater pleasure with our recent Gallup survey results indicating that satisfaction levels for patients, physicians and employees in the HCA family continue to remain consistently high," said Bovender. " Employee satisfaction scores have risen significantly over the last year for HCA facilities across the country. In fact, our St. Lucie Medical Center in Port St. Lucie, Florida attained not only HCA's highest employee satisfaction levels, but also, the highest satisfaction ratings of any organization currently surveyed by Gallup nationwide."

     HCA will host a conference call for investors at 8:30 a.m. Central Daylight Time today. All interested investors are invited to access a live audio broadcast of the call, via web cast. The broadcast also will be available on a replay basis beginning this afternoon and throughout the next 30 days. The web cast can be accessed at http://www.videonewswire.com/event.asp?id=176 or via the Investor Relations site at www.hcahealthcare.com.

                                     * * *

This press release contains forward-looking statements based on current management expectations. Those forward looking statements include statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (i) the outcome of the known and unknown governmental investigations and litigation involving the Company's business practices, including the ability to negotiate, execute and timely consummate definitive settlement agreements in the government's civil cases and to obtain court approval thereof, (ii) the highly competitive nature of the health care business, (iii) the efforts of insurers, health care providers and others to contain health care costs, (iv) possible changes in the Medicare and Medicaid programs that may impact reimbursements to health care providers and insurers,
(v) changes in Federal, state or local regulation affecting the health care industry, (vi) the possible enactment of Federal or state health care reform,
(vii) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel, (viii) liabilities and other claims asserted against the Company, (ix) fluctuations in the market value of the Company's common stock, (x) ability to complete the share repurchase program and to settle related forward purchase contracts, (xi) changes in accounting practices, (xii) changes in general economic conditions,
(xiii) future divestitures which may result in additional charges, (xiv) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xv) the availability and terms of capital to fund the expansion of the Company's business, (xvi) changes in business strategy or development plans, (xvii) slowness of reimbursement, (xviii) the ability to implement the Company's shared services and other initiatives and realize a decrease in administrative, supply and infrastructure costs, (xix) the outcome of pending and any future tax audits and litigation associated with the Company's tax positions, (xx) the outcome of the Company's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and the Company's corporate integrity agreement with the government, (xxi) increased reviews of the Company's cost reports, (xxii) the ability to maintain and increase patient volumes and control the costs of providing services, and (xxiii) other risk factors detailed


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


from time to time in the Company's filings with the SEC. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

ALL REFERENCES TO "COMPANY" AND "HCA" AS USED THROUGHOUT THIS DOCUMENT REFER TO HCA INC. AND ITS AFFILIATES.


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


                                    HCA INC.
                     CONSOLIDATED OPERATING RESULTS SUMMARY
                (Dollars in millions, except per share amounts)


                                                                                                            FOR THE SIX MONTHS
                                                                              SECOND QUARTER                  ENDED JUNE 30,
                                                                        -------------------------       -------------------------
                                                                           2001           2000             2001           2000
                                                                        ---------       ---------       ---------       ---------

Revenues..........................................................      $   4,476       $   4,133       $   8,977       $   8,404

EBITDA(a).........................................................      $     876       $     799       $   1,848       $   1,705

Net income (loss):
       Excluding settlement with Federal government, gains
           on sales of facilities and restructuring of
           operations and investigation related costs.............      $     271       $     223       $     602       $     529
       Settlement with Federal government (net of tax)............             (1)           (498)             (1)           (498)
       Gains on sales of facilities (net of tax)..................             --               9               4               9
       Restructuring of operations and investigation related costs
           (net of tax)...........................................             (7)             (6)            (16)            (16)
                                                                        ---------       ---------       ---------       ---------

       Net income (loss)..........................................      $     263       $    (272)      $     589       $      24
                                                                        =========       =========       =========       =========


Diluted earnings (loss) per share:
       Excluding settlement with Federal government, gains on
           sales of facilities and restructuring of operations
           and investigation related costs........................      $    0.50       $    0.40       $    1.09       $    0.93
       Settlement with Federal government.........................             --           (0.90)             --           (0.88)
       Gains on sales of facilities...............................             --            0.02            0.01            0.01
       Restructuring of operations and investigation related costs          (0.02)          (0.01)          (0.03)          (0.02
                                                                        ---------       ---------       ---------       ---------

       Net income (loss)..........................................      $    0.48       $   (0.49)      $    1.07       $    0.04
                                                                        =========       =========       =========       =========

Shares used in computing diluted earnings (loss) per share (000)..        545,815         554,759         550,290         569,109


---------

(a) EBITDA is defined as income before depreciation and amortization, interest expense, settlement with Federal government, gains on sales of facilities, restructuring of operations and investigation related costs, minority interests and income taxes.


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                                    HCA INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 SECOND QUARTER
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                                2001                      2000
                                                                       ---------------------      ---------------------
                                                                        AMOUNT         RATIO       Amount         Ratio
                                                                       --------        -----      --------        -----

Revenues .......................................................       $  4,476        100.0%     $  4,133        100.0%

Salaries and benefits ..........................................          1,822         40.7         1,645         39.8
Supplies .......................................................            713         15.9           655         15.9
Other operating expenses .......................................            800         17.9           768         18.6
Provision for doubtful accounts ................................            301          6.7           299          7.2
Equity in earnings of affiliates ...............................            (36)        (0.8)          (33)        (0.8)
                                                                       --------        -----      --------        -----

                                                                          3,600         80.4         3,334         80.7
                                                                       --------        -----      --------        -----

    EBITDA .....................................................            876         19.6           799         19.3

Depreciation and amortization ..................................            262          5.9           265          6.3
Interest expense ...............................................            139          3.1           136          3.3
Settlement with Federal government .............................              2           --           745         18.0
Gains on sales of facilities ...................................             --           --           (18)        (0.4)
Restructuring of operations and investigation related costs ....             13          0.3            12          0.3
                                                                       --------        -----      --------        -----

Income (loss) before minority interests and income taxes .......            460         10.3          (341)        (8.2)

Minority interests in earnings of consolidated entities ........             29          0.7            29          0.8
                                                                       --------        -----      --------        -----

Income (loss) before income taxes ..............................            431          9.6          (370)        (9.0)

Provision (benefit) for income taxes ...........................            168          3.7           (98)        (2.4)
                                                                       --------        -----      --------        -----

    Net income (loss) ..........................................       $    263          5.9      $   (272)        (6.6)
                                                                       ========        =====      ========        =====


Diluted earnings (loss) per share:
    Excluding settlement with Federal government, gains on
          sales of facilities and restructuring of operations
          and investigation related costs ......................       $   0.50                   $   0.40
    Settlement with Federal government .........................             --                      (0.90)
    Gains on sales of facilities ...............................             --                       0.02
    Restructuring of operations and investigation related costs           (0.02)                     (0.01)
                                                                       --------                   --------

    Net income (loss) ..........................................       $   0.48                   $  (0.49)
                                                                       ========                   ========

Shares used in computing diluted earnings (loss) per share (000)        545,815                    554,759


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


                                    HCA INC.
                         CONSOLIDATED INCOME STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                                2001                       2000
                                                                     -----------------------      -----------------------
                                                                       AMOUNT          RATIO        Amount          Ratio
                                                                     ---------         -----      ---------         -----

Revenues ......................................................      $   8,977         100.0%     $   8,404         100.0%

Salaries and benefits .........................................          3,604          40.1          3,306          39.3
Supplies ......................................................          1,424          15.9          1,325          15.8
Other operating expenses ......................................          1,557          17.3          1,532          18.2
Provision for doubtful accounts ...............................            626           7.0            601           7.2
Equity in earnings of affiliates ..............................            (82)         (0.9)           (65)         (0.8)
                                                                     ---------         -----      ---------         -----

                                                                         7,129          79.4          6,699          79.7
                                                                     ---------         -----      ---------         -----

    EBITDA ....................................................          1,848          20.6          1,705          20.3

Depreciation and amortization .................................            519           5.8            521           6.2
Interest expense ..............................................            281           3.1            255           3.0
Settlement with Federal government ............................              2          --              745           8.9
Gains on sales of facilities ..................................            (13)         (0.1)           (18)         (0.2)
Restructuring of operations and investigation related costs ...             27           0.3             25           0.3
                                                                     ---------         -----      ---------         -----

Income before minority interests and income taxes .............          1,032          11.5            177           2.1

Minority interests in earnings of consolidated entities .......             59           0.7             55           0.7
                                                                     ---------         -----      ---------         -----

Income before income taxes ....................................            973          10.8            122           1.4

Provision for income taxes ....................................            384           4.2             98           1.1
                                                                     ---------         -----      ---------         -----

    Net income ................................................      $     589           6.6      $      24           0.3
                                                                     =========         =====      =========         =====


Diluted earnings per share:
    Excluding settlement with Federal government, gains on
          sales of facilities and restructuring of operations
          and investigation related costs .....................      $    1.09                    $    0.93
    Settlement with Federal government ........................             --                        (0.88)
    Gains on sales of facilities ..............................           0.01                         0.01
    Restructuring of operations and investigation related costs          (0.03)                       (0.02)
                                                                     ---------                    ---------

    Net income ................................................      $    1.07                    $    0.04
                                                                     =========                    =========

Shares used in computing diluted earnings per share (000) .....        550,290                      569,109


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


                                    HCA INC.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN MILLIONS)


                                                                            JUNE 30,        MARCH 31,     DECEMBER 31,
                                                                              2001            2001           2000
                                                                           ---------        --------      -----------

                                            ASSETS
Current assets:
     Cash and cash equivalents ......................................      $     124        $    188       $     314
     Accounts receivable, net .......................................          2,364           2,412           2,211
     Other ..........................................................          1,891           1,825           1,928
                                                                           ---------        --------       ---------

          Total current assets ......................................          4,379           4,425           4,453

Property and equipment, at cost .....................................         14,695          14,388          14,290
Accumulated depreciation ............................................         (6,130)        .(5,943)         (5,810)
                                                                           ---------        --------       ---------
                                                                               8,565           8,445           8,480

Investments of insurance subsidiary .................................          1,529           1,301           1,371
Investments in and advances to affiliates ...........................            831             822             779
Intangible assets, net ..............................................          2,170           2,117           2,155
Other ...............................................................            406             433             330
                                                                           ---------        --------       ---------

                                                                           $  17,880        $ 17,543       $  17,568
                                                                           =========        ========       =========


                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable ...............................................      $     673        $    691       $     693
     Other current liabilities ......................................          1,317           1,423           1,487
     Government settlement accrual ..................................            745             745             840
     Long-term debt due within one year .............................            218             730           1,121
                                                                           ---------        --------       ---------

          Total current liabilities .................................          2,953           3,589           4,141

Long-term debt ......................................................          6,857           5,926           5,631
Professional liability risks, deferred taxes and
     other liabilities ..............................................          2,313           2,199           2,050
Minority interests in equity of consolidated entities ...............            596             583             572
Company-obligated mandatorily redeemable securities of
     affiliate holding solely Company obligations ...................            300              --              --
Forward purchase contracts and put options ..........................             --             747             769

Stockholders' equity ................................................          4,861           4,499           4,405
                                                                           ---------        --------       ---------

                                                                           $  17,880        $ 17,543       $  17,568
                                                                           =========        ========       =========


Current ratio .......................................................           1.48            1.23            1.08
Ratio of debt to debt plus common, temporary and minority equity ....           55.1%           53.3%           54.0%
Shares outstanding (thousands) ......................................        518,223         537,222         542,992


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                                    HCA INC.
                              OPERATING STATISTICS

                                                                                             FOR THE SIX MONTHS
                                                     SECOND QUARTER                            ENDED JUNE 30,
                                            -------------------------------           -------------------------------
                                               2001                 2000                 2001                 2000
                                            ----------           ----------           ----------           ----------

CONSOLIDATED HOSPITALS:

Number of Hospitals                                185                  195                  185                  195
Weighted Average Licensed Beds                  40,852               41,923               40,901               42,053
Licensed Beds at End of Period                  41,032               42,240               41,032               42,240

Admissions                                     388,500              380,600              800,500              788,700
     Same Facility % Change                        4.2%                                      3.2%
Equivalent Admissions                          576,500              570,600            1,174,300            1,166,500
     Same Facility % Change                        3.5%                                      2.6%
Revenue per Equivalent Admission            $    7,765           $    7,243           $    7,644           $    7,205
     Same Facility % Change                        6.9%                                      5.9%
Inpatient Revenue per Admission             $    6,985           $    6,306           $    6,864           $    6,329
     Same Facility % Change                       10.9%                                      8.9%

Patient Days                                 1,922,300            1,867,800            3,978,000            3,933,200
Equivalent Patient Days                      2,852,800            2,801,700            5,835,700            5,817,200

Emergency Room Visits                        1,165,100            1,134,700            2,351,300            2,275,500
     Same Facility % Change                        6.5%                                      7.1%

Outpatient Revenues as a
    Percentage of Patient Revenues                37.5%                39.4%                36.9%                38.0%

Average Length of Stay                             4.9                  4.9                  5.0                  5.0

Occupancy                                         51.7%                49.0%                53.7%                51.4%
Equivalent Occupancy                              76.7%                73.5%                78.8%                76.0%


NUMBER OF CONSOLIDATED AND
NON-CONSOLIDATED (50/50 EQUITY
JOINT VENTURES) HOSPITALS:

Consolidated                                       185                  195                  185                  195
Non-Consolidated (50/50 Equity
    Joint Ventures)                                  9                    9                    9                    9
                                            ----------           ----------           ----------           ----------

Total Number of Hospitals                          194                  204                  194                  204
                                            ==========           ==========           ==========           ==========


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